UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Common Shares Offering

On November 29, 2018, Intelsat S.A. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC (the “Underwriters”) relating to the offer and sale by the selling shareholders named in the Underwriting Agreement (the “Selling Shareholders”) of an aggregate of 10,000,000 common shares of the Company, nominal value $0.01 per share (the “Common Shares”), plus up to an additional 1,500,000 Common Shares pursuant to an option, exercisable for 30 days after the date of the Underwriting Agreement, to purchase Common Shares granted to the Underwriters, at a public offering price of $25.75 per Common Share (the “Offering”). The Offering was completed on December 4, 2018.

The foregoing is a summary description of certain terms of the Underwriting Agreement and is qualified in its entirety by the text of the Underwriting Agreement attached in Exhibit 1.1 to this Report on Form 6-K and incorporated herein by reference.

The offer and sale of all Common Shares in the Offering is under a prospectus supplement and related prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to a shelf registration statement on Form F-3 (File No. 333-228580) filed with the Commission on November 28, 2018.

(d) Exhibits.

Exhibit No.	Description

1.1	Underwriting Agreement, dated November 29, 2018, by and among the Company, the Selling Shareholders and Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC

5.1	Opinion of Elvinger Hoss Prussen, société anonyme (Luxembourg law), dated December 4, 2018, regarding the legality of the Common Shares offered

23.1	Consent of Elvinger Hoss Prussen, société anonyme (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: December 4, 2018	By:	/s/ Jacques Kerrest
	Name:	Jacques Kerrest
	Title:	Executive Vice President & Chief Financial Officer